**SUMITOMO METAL INDUSTRIES, LTD.**
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798



April 6, 2006

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwe
Washington, DC 20549
U.S.A.


06012569



Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated April 6, 2006 (Medium-Term Business Plan 2006~2008)
2. Press Release dated April 6, 2006 (Sumitomo Metals Announces Policy Toward Large-scale Purchases of Sumitomo Metals Shares (Anti-takeover Defense Plan))

Very truly yours,



Mamoru Shinagawa
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

Cc: The Bank of New York

April 6, 2006
Sumitomo Metal Industries, Ltd.

## Overview of Medium-Term Business Plan (2006~2008)

*~Deliver sustained growth in corporate value by emphasizing quality to become a company trusted by all stakeholders~*

Sumitomo Metals Group's previous Medium-Term Business Plan( 2002~2005) was designed to achieve two key goals:

- Restructure the steel business and enhance its competitiveness, and
- Strengthen the consolidated financial position

All of the plan's management targets were achieved by channeling resources into strategic business fields and significantly reducing debt.

Our newly formulated Medium-Term Business Plan (2006~2008) is aimed at delivering sustained growth in corporate value by emphasizing quality, rather than just seeking for quantitative growth in the global steel market.

By implementing this plan, Sumitomo Metals Group will complete its efforts to become a "ordinary" company and work to build the foundations to become a company trusted by all stakeholders.

**Building a Solid Operating Base to Underpin Future Growth**


Sustained growth
Targeted earnings range
Enhance quality of earnings
New Medium-Term Plan (06-08)
●Strategically position Sumitomo Metals to accelerate distinctiveness
●Reinforce the operating base in anticipation of intensifying competition
Recurring profit
Past earnings range
Previous Medium-Term Plan (02-05)
●Restructured steel business
●Channeled resources into strategic fields
●Reduced excessive debt
93
99
02
05
08

**1. Fundamental Policy: Deliver sustained growth in corporate value by emphasizing quality**

The Group will aim to achieve steady growth by emphasizing a balance between quality and scale. This means not just pursuing increased production, but also accelerating the distinctiveness of our competitive capabilities. In this way, we will create a stronger operating structure that is more responsive to downturns; we will steadily minimize the impact of fluctuations in steel demand on operating performance, and we will constantly increase corporate value.

**2. Accelerating distinctiveness**

The steel market is polarizing into two categories: high-grade products and commodity-grade products. With competition in both categories expected to intensify, the Group will accelerate the distinctiveness of its competitive capabilities to boost its corporate value.

Underpinned by three key goals—further enhance Sumitomo Metals strengths in key fields, become No.1 manufacturer in customer satisfaction, and achieve balanced qualitative and quantitative growth—the Group will leverage Sumitomo Metals strengths by:

- Focusing on the energy and automotive sectors
- Creating a lineup with more high-grade products
- Reinforcing relationships with customers, and
- Channeling resources into product categories where Sumitomo Metals has an advantage

**3. Enhancing intangible assets and building a solid operating base**

To achieve our aim of accelerating distinctiveness, the Group enhances the intangible assets that will underpin this process, namely customers, employees and technology. We will also build a more robust operating base by reinforcing steelmaking facilities and other physical assets and strengthening financial assets.

In this way, the Group will create an earnings structure more responsive to market downturns, thereby allowing the consistent payment of stable dividends.

In response to changes in capital markets, Sumitomo Metals will also formulate rules regarding takeover proposals to ensure shareholders have sufficient information and time to make informed judgments.

# Working to Raise Corporate Value


Intangible Assets
Tangible Assets

**Customers**
Long-term, stable relationships built on mutual trust

**Enhance Intangible Assets**

**Employees**
Strong frontline workforce

**Technology**
Strategic focus on core technologies

**Physical**
Enhanced competitiveness of steel works

**Solid Operating Base**

**Financial**
Firm financial base

**Management**

Closer links with two alliance partners

More than 100 years of
Sumitomo Metals' manufacturing experience

Refined over 400 years
The Sumitomo business philosophy

Stronger relationships with shareholders

## Major Steps to Enhance the Competitiveness of Sumitomo Metals' Steel Works

Kashima Steel Works
Goals: Output of 8 million tons/year, full capacity utilization, globally competitive on cost and quality

| Project | Investment | 05 06 07 08 | Effect |
|---|---|---|---|
| No. 3 Blast Furnace reconditioning | 29 JPY billion | → | ■ Achieve output of 8 million tons/year |
| New CGL | 25 JPY billion | → | ■Strengthen production of steel sheet for automotive sector |
| Increase high-grade plate output | 7 JPY billion | → | ■Focus on energy sector |
| IPP | 57 JPY billion | → | ■Underpins stable earnings |

Wakayama Steel Works
Goals: Leading brand in seamless pipes, full capacity utilization through long-term contracts for steel slab

| Project | Investment | Timeline | Effect |
|---|---|---|---|
| Renewal of upstream processes<br>Environmental protection | 160 JPY billion | → 2010 | ■Achieve output of 4.5 million tons/year<br>■Relocation of Coke ovens |
| Increased capacity for seamless steel pipes | 40 JPY billion | → | ■Focus more on cutting-edge products |

Sumitomo Metals (Kokura)
Goal: Establish Kokura as the leading brand in specialty steel

| Project | Investment | Timeline | Effect |
|---|---|---|---|
| Steel making process innovations | 20 JPY billion | → 2010 | ■Boost quality of specialty steel and cost competitiveness |

Total investment

**Consolidated Financial Targets in Medium-Term Business Plan**

(JPY billion)

| | FY05 Forecasts (approximate figures) | → | FY08 Plan (approximate figures) |
|---|---|---|---|
| Net sales | 1,530 | 106% | 1,620 |
| Operating profit | 288 | 104% | 300 |
| Recurring profit | 260 | 112% | 290 |
| Net income | 203 | 89% | 180 |
| Total assets | 2,120 | 112% | 2,380 |
| Debt | 690 | 99% | 680 |
| Shareholders' equity | 696 | 154% | 1,070 |
| ROA | 13.8% | | 13.0% |
| Equity ratio | 32.8% | | 45.0% |
| D/E ratio | 0.99 | | 0.6 |

**Breakdown of Changes in Consolidated Recurring Profit:**

(FY05 Forecasts) 260 → (FY08 Plan) 290 (JPY billion)

| Positive factors | 130 | Negative factors | -100 |
|---|---|---|---|
| Cost rationalization | 30 | FY05 valuation gains | -30 |
| Shift to high-end products | 80 | Downside risk | -30 |
| Improvements at Group companies, etc. | 20 | Increase in fixed costs | -40 |
| | | **Improvement of 30** | |

**Three-year Consolidated Cash Flow and Use of Cash**

(JPY billion)

| | FY03～05 Forecasts | FY06～08 Plan |
|---|---|---|
| Operating cash flow | 800 | 920 |
| Asset sales, etc. | 390 | — |
| Debt repayments | -730 | -10 |
| Dividends | -50 | -90 |
| Tax | -30 | -290 |
| Loans, investments, etc. | -320 | -480 |
| Interest payments | -60 | -50 |

**4. Aim to become a company trusted by all stakeholders**

In addition to more than 100 years of Sumitomo Metals' manufacturing experience, the Sumitomo Group is proud to adhere to the Sumitomo Business Spirit, refined over 400 years and epitomized by one idea: "Sumitomo shall place prime importance on sound management. Sumitomo shall manage its activities with foresight and flexibility in order to cope effectively with the changing times. Under no circumstances, however, shall it pursue easy gains or act imprudently."

Ultimately guided by this business spirit, Sumitomo Metals Group will work to increase its corporate value over the medium and long terms by steadily implementing the initiatives in this business plan to become a company trusted by all stakeholders.

For further information about this press release, please contact:
Public Relations Group,
Sumitomo Metal Industries, Ltd.
Tel: 81-3-4416-6115

# Medium-Term Business Plan
# 2006 ~ 2008

2006 2008 2015

April 2006

SUMITOMO METALS

## Forward-looking Statement

This presentation contains certain forward-looking statements. The company has tried, whenever possible, to identify these forward-looking statements using words such as " anticipated," "believes," "estimates," "expects," "plans," "intends," "targets," and similar expressions. Similarly, statements herein that describe the company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the company's ability to successfully implement its strategies to restructure the steel business and reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for Sumitomo Metal Industries Group's products, changes in Japan's and other countries' laws and regulations, including with regard to taxation, and other risks and uncertainties set forth in subsequent press releases and in Sumitomo Metal Industries Group's public filings. These statements reflect the company's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this presentation are likely to cause these statements to become outdated with the passage of time.

The company disclaims any intent or obligation to update these forward-looking statements.





# Agenda

- *Plan Positioning and Corporate Direction*
- *Accelerating Distinctiveness*
- *Enhancing Intangible Assets*
- *Building a Solid Operating Base*
- *Financial Plans*
- *Sumitomo's Business Spirit*

# Plan Positioning and Corporate Direction

2006 2008 2015

# Plan Positioning

## *Historical Milestones*

**Established**

- 1897 Sumitomo Copper Plant／1901 Sumitomo Steel Foundry
- 1912 First private company to produce cold drawn seamless pipes

*End of WWII*

**High Growth Era**

- 1949 Sumitomo Metal Industries, Ltd. established
- 1953 Kokura Steel Works begins operation
- 1961 Wakayama No.1 BF begins operation／1968 Kashima Steel Works begins operation
- 1972 Crude steel production in Japan peaks
- 1974 Sumitomo Metals reports highest non-consolidated declared income in Japan

*Weakening steel demand, "Heisei Recession"*

**Building a Solid Operating Base**

- Structural reform steel business
- 2005 Sumitomo Metals reports second consecutive year of record consolidated earnings

Medium-Term Business Plan (02-05)

**Accelerating Distinctiveness**

Visualizing the next ten years

Medium-Term Business Plan (06-08)


Building a Solid Operating Base to Underpin Future Growth
Sustained growth
Targeted earnings range
Enhance quality of earnings
Recurring profit
Past earnings range
New Medium-Term Plan (06-08)
●Strategically position Sumitomo Metals to accelerate distinctiveness
●Reinforce the operating base in anticipation of intensifying competition
Previous Medium-Term Plan (02-05)
●Restructured steel business
●Channeled resources into strategic fields
●Reduced excessive debt
93
99
02
05
08
MITOMO METALS

# Fundamental Policy for New Medium-Term Business Plan

**Deliver sustained growth in corporate value by emphasizing quality**



**Become a company trusted by all stakeholders**

# Corporate Value Structure

Corporate Value


Financi
Physica

(Assets)
Customers
Employees
Technology
Management

Intangible Assets

Emphasize the Quality of Assets

Achieve balanced growth in all Assets

Tangible Assets

# Working to Raise Corporate Value


Intangible Assets
Tangible Assets

Customers

Long-term, stable relationships built on mutual trust

Enhance Intangible Assets

Employees

Strong frontline workforce

Technology

Strategic focus on core technologies

Physical

Enhanced competitiveness of steel works

Solid Operating Base

Financial

Firm financial base

Management

More than 100 years of Sumitomo Metals' manufacturing experience

Refined over 400 years The Sumitomo business philosophy

Closer links with two alliance partners

Stronger relationships with shareholders

# Direction of Growth



Ensure
Balanced
Qualitative and
Quantitative growth
Avoid
Quantitative growth
only
Expansion of Intangible Assets
=Qualitative growth
Expansion of Tangible Assets =Quantitative growth


SUMITOMO METALS

# Direction of Growth



JPY
thousands/ton
Sales unit price
95
85
75
65
Accelerating distinctiveness
SUMITOMO METALS
20.6%
arcelor
11.1%
Including Stainless Steel
POSCO
20.9%
Company B
15.4%
Company A
12.9%
Company C
12.3%
Targeting greater scale
MITTAL
12.3%
0
10
20
30
40
50
60
70
Crude steel production volume
(million tons/year)
Size of circle=operating margin


Results for the period Oct. - Dec. 2005

# Accelerating Distinctiveness

2006 2008 2015

# Structural Changes in the Market

Steel supply/demand projections

- Rapidly rising demand for steel in China
- Changes in commodity-grade steel sheet supply/demand
- Changes in mid/high-grade steel sheet supply/demand

Past | Present | Future

Low-to mid-grade steel products

Commodity-grade steel sheet

Mid/high-grade steel sheet

High-grade steel plate

Special steel

Seamless pipes

Railway, Automotive & Machinery parts

## Core Earnings Ratio

Sumitomo Metals' Earnings from key fields largely unaffected by changes in supply/demand of commodity-grade steel

2005 70%→2008 80%

Level of competition: Weak – Intense

# Changes in Sumitomo Metals' Core Earnings



Channeled resources into strategic fields
70%
80%
Integrated Wakayama Hot Rolling Mill with Kashima
Changes in supply/demand structure for seamless pipes
Accelerating distinctiveness
Earnings
Time
Earnings
Time
02
05
08


Ratio= core operating earnings / consolidated operating profit



SUMITOMO METALS

# Building on Sumitomo Metals' Strengths

Further enhance strengths in key fields

Energy and Automotive sectors

High-end products

Sumitomo Metals' Strengths

Reinforce relationships with customers

Channel resources

"No. 1 Manufacturer" in customer satisfaction

Balanced qualitative and quantitative growth




SUMITOMO METALS

# Approach in the Steel Business



Conventional steel business
Before Service
Material sales
After Service
Sumitomo Metals is aiming to
Provide Technology
Before Service
Material sales
After Service
Provide Solutions

# Seamless Pipes

## Current position

**Dominant position**

**No.1 brand in the field**

Seamless pipes sales volume

| | 05 | 08 |
|---|---|---|
| Sales volume | 1.1MT | 1.2MT |

Line pipe and other / OCTG

demands

## Accelerating distinctiveness

**Focus on high-grade products**
**Reinforce SCM with major oil companies**

Respond to increased customer demand for high-grade OCTG

→ *Invest in more cutting-edge products*

# Steel Plate

## Current position

- All-round capabilities
- Technological expertise
- Co-work with our pipes & tube business

Supply/demand gap for steel plate in East Asia by grade
(Sumitomo Metals estimates; million tons/year)

| | 05 | 08 |
|---|---|---|
| Oversupply of commodity-grade plate | 1.0 | 2.5 |
| Shortfall of high-end plate | 1.5 | 1.3 |

## Accelerating distinctiveness

Focus on "high-strength" " high-tensile" "long-life"
Create dedicated sales team for energy sector

Respond to growing demand for high-grade steel plate

→ *Invest in expansion of heating furnace and water cooling facilities*

# Automotive sector — Steel Sheet

## Current position

**Integration of Wakayama and Kashima hot rolling mills has led to full capacity utilization and created a resilient operating framework responsive to downturns and capable of generating stable earnings**

**Breakdown of Sumitomo Metals' steel sheet orders by sector**

05: 50%

08: Automobile 60% | Appliance | Other fabrication | Stockist

## Accelerating distinctiveness

- Strengthen Sumitomo Metals' coil center network with a view to boosting customer satisfaction; create a lineup comprising more high-end products

  Invest to build stronger customer base*

  → *Start up new continuous galvanizing line (CGL) and pickling line*

*Stronger customer base : a ratio of customers with whom our share is No.1 or No. 2




SUMITOMO METALS

# Specialty Steel

## Current position

- Channeling resources into the automotive sector for 30 years has resulted in a competitive position backed by extensive technical expertise

Breakdown of production at Sumitomo Metals (Kokura)

| | | | |
|---|---|---|---|
| 05 | Steel type | Specialty steel 89% | Ordinary steel |
| | Sector | Automotive 75% | Other |
| 08 | Steel type | Specialty steel 92% | Ordinary steel |
| | Sector | Automotive 80% | Other |

## Accelerating distinctiveness

Focus on functionally enhanced steel and super clean steel

Respond to moves into global markets by Japanese manufacturers

→ *Invest in innovative steel making processes*




SUMITOMO METALS

# Crankshafts

Current position

- 10% share of global crankshaft market

Design capabilities to satisfy increasing engine performance



Sumitomo Metals Group's
crankshaft production framework
(pieces/year)
6.3 million
7.3 million
8.8 million
+ ASEAN
ASEAN
China
US
Japan
05
08
09-


Accelerating distinctiveness

**Expand overseas operations to respond to rising local production by automakers**

→ *Invest in second production line at Huizhou Sumikin Forging Co., Ltd., China*

→ *Invest in third production line at International Crankshaft Inc. (ICI) in US*

→ *Examine supply network for ASEAN region*



# Railway Parts

## Current position

*Share of Japanese Market*

| | |
|---|---|
| Wheels & axles: | 100% (No. 1) |
| Couplers: | 80% (No. 1) |
| Gear units: | 60% (No. 1) |
| Bogie trucks: | 25% (No. 1) |

Technical expertise to meet the rising speeds of state-of-the-art rail systems

Projected demand for new railroad cars (05=100)

100
115
High-speed rail systems in China and Taiwan
ate and publi companies
conventi lines
bullet train es
05
08

## Accelerating distinctiveness

- Stay in step with growing rolling stock markets in East Asia

  Expand exports of wheels to North America

→ *Introduce large-scale simulation facilities*

→ *Invest to keep up with rising output of wheels*




SUMITOMO METALS

# *Enhancing Intangible Assets*

2006 2008 2015

# Strengthening Employees Assets


Low birthrate + ageing population
Large numbers of retirees
Diversify recruitment channels in response to labor market changes
Maintain/reinforce frontline capabilities by managing "overall skill levels"
Eliminate major workplace accidents within the Group
Maintain leading safety record among Japanese blast furnace companies
Consistently attracting the best people


Projected workforce composition in 2015
Rehires
Mid-career hires
New graduates
Existing employees
Workforce composition in 2006
18
20
25
30
35
40
45
50
55
60
64

# Plan to Enhance "Overall Skill Levels"



Quantitative Focus
Actively rehire retired employees
Secure human resources using diverse recruitment channels
Upgrade training programs
Simulated total skill levels at Kashima Steel Works
2003=100
104
100
96
92
Rehires + new hires, etc.
New hires only
No new recruitment
03
04
05
06
07
08
FY
Boost individual skills and ensure new hires are rapidly brought "up-to-speed"
Skill level
Targeted individual skill levels
Raise skill levels
Quickly acquire skills
Change in individual skills using existing measures
Years of continuous work experience
Qualitative Focus
Acquisition of skills required for the long term using frontline skills map profile
Upgrade training programs
Programs, methods, time, personnel

# Reinforcing Technology Assets

## Further enhance Sumitomo Metals' strengths

Introduce unique R&D facilities

*R&D expenditure +20%*
*(compared to the previous medium-term business plan )*

Increase use of external R&D resources

**Boost R&D output**

Select and concentrate on element technologies

*Enhance output capability + 10%*
*(05→08)*

Strategic allocation of R&D personnel

## No.1 Manufacturer in customer satisfaction

# Building Stronger Relationships with Shareholders

- Announce earnings forecasts more quickly/enhance disclosure content and methods

  Announce earnings forecasts on a quarterly basis

  Provide more information on business developments

  Hold earnings announcements/tours for individual shareholders at steel works

- Consistently pay stable dividends
- Reinforce corporate governance

  Reduce terms for directors to one year; strengthen governance of directors by shareholders




SUMITOMO METALS

# Clarification of Sumitomo Metals' Rules on Takeover Proposals

- Ensure shareholders have sufficient information and time to make informed judgments

## Sumitomo Metals' rules regarding takeover proposals

Rules on takeover process for parties seeking to acquire 20% or more of Sumitomo Metals' voting rights to be formulated and, then, approved by shareholders

- Provide necessary information to assess proposal
- Provide time to examine proposal and opportunities to negotiate

If the acquiring party follows the set process:

- Sumitomo Metals' management team declares its position on the proposal/announces counter proposal with management plans, etc.
- Shareholders decide on proposals

If the acquiring party does not follow the set process:

- Sumitomo Metals' Board of Directors initiates defensive measures

## Creating Closer Links With Two Alliance Partners



Sumitomo Metals has been implementing tie-up cooperative measures with Nippon Steel and Kobe Steel


PPON STEEL
KOBELCO
SUMITOMO METALS

- Integration of Group companies
- Partners supply Sumitomo Metals with hot rolled coil following integration of Wakayama and Kashima hot rolling mills
- Joint use of iron and steelmaking facilities at Wakayama Steel Works
- Equity tie-ups
- Provision of technical expertise

  Mutual transfer of iron-making technology
- Response to changes in capital markets

  Memorandum of understanding signed by all three companies that they will jointly examine any takeover proposals for any one of the three companies

# Overseas Alliance Partners

Teaming Up With Powerful Partners in Key Fields

**CSC**

- Joint upstream operations for the Wakayama Steel Works
- Technology exchange

**CORUS**

- Technical collaboration in steel sheet
  Joint development of high-tensile products and creation of joint catalogs/Global EVI (early vendor involvement)
- Technical collaboration in specialty steel bars: joint development of free-cutting engineering steel products/technology exchange

**VALLOUREC**

- Technical collaboration in oil country tubular goods (OCTG)/OCTG processing joint venture in US

**Thyssen Krupp**

- Crankshaft joint venture in China/collaboration in raw material transportation

**TIMKEN**

- Transfer of lead-free cutting steel technology to Timken/support for Japanese customers

# Building a Solid Operating Base

2006 2008 2015

# Major Steps to Enhance the Competitiveness of Sumitomo Metals' Steel Works

Kashima Steel Works

Goals: Output of 8 million tons/year, full capacity utilization, globally competitive on cost and quality

| Project | Investment | 05 06 07 08 | Effects |
|---|---|---|---|
| No. 3 Blast Furnace reconditioning | 29 JPY billion | | ■ Achieve output of 8 million tons/year |
| New CGL | 25 JPY billion | | ■ Strengthen production of steel sheet for automotive sector |
| Increase high-grade plate output | 7 JPY billion | | ■ Focus on energy sector |
| IPP | 57 JPY billion | | ■ Underpins stable earnings |

Wakayama Steel Works

Goals: Leading brand in seamless pipes, full capacity utilization through long-term contracts for steel slab

| Project | Investment | 2010 | Effects |
|---|---|---|---|
| Renewal of upstream processes<br>Environmental protection | 160 JPY billion | | ■ Achieve output of 4.5 million tons/year<br>■ Relocation of Coke ovens |
| Increased capacity for seamless steel pipes | 40 JPY billion | | ■ Focus more on cutting-edge products |

Sumitomo Metals (Kokura)

Goal: Establish Kokura as the leading brand in specialty steel

| Project | Investment | 2010 | Effects |
|---|---|---|---|
| Steel making process innovations | 20 JPY billion | | ■ Boost quality of specialty steel and cost competitiveness |

Total investment




SUMITOMO METALS

# Wakayama Steel Works: Renewal of Upstream Processes/Environmental Protection


New No. 1 blast furnace
New coke ovens
Improvement of sintering machine
Green buffer zone

Establish a long-term business foundation by becoming the dominant supply base for high-grade, No. 1 brand seamless pipes

Enhance environmental measures as a steel works that coexists positively with the local community

# Financial Plans

2006 2008 2015

# Consolidated Financial Targets in Medium-Term Business Plan

| JPY billion | FY 2005 forecast (approximate figures) | | FY 2008 plan (approximate figures) |
|---|---|---|---|
| Net Sales | 1,530 | *106%* | 1,620 |
| Operating profit | 288 | *104%* | 300 |
| Recurring profit | 260 | *112%* | 290 |
| Net income | 203 | *89%* | 180 |
| Total assets | 2,120 | *112%* | 2,380 |
| Debt | 690 | *99%* | 680 |
| Shareholders' equity | 696 | *154%* | 1,070 |
| ROA | 13.8% | | 13% |
| Equity ratio | 32.8% | | 45% |
| D/E ratio | 0.99 | | 0.6 |

# Breakdown of Changes in Consolidated Recurring Profit

(JPY billion)

260

▲30
06 Valuation gains

▲30
Downside risk

▲40
Increase in fixed costs

80
Shift to high-end products

30
Cost rationalizatio

20
Improvements at Group companies,

Approx. 290

Forecast for FY2005

Plan for FY2008




SUMITOMO METALS

# Three-year Consolidated Cash Flow and Use of Cash


03~05
06~08
Asset sales, etc.
390 JPY billion
Operating cash flow (before tax)
800 JPY billion
730
50
30
320
60
Debt repayment
Dividends
Tax
Investment, loans, etc.
Interest
920 JPY billion
10
90
290
480
50
Operating cash flow (before tax)



SUMITOMO METALS

# Sumitomo's Business Spirit

2006 2008 2015

## Sumitomo's business spirit emphasizes the following concepts

*Placing prime importance on integrity and sound management in the conduct of business*

*A man of noble character esteems wealth and is scrupulous in seeking the way to acquire it*

君子愛財、取之有道

取之有人

商買信用

*Customer-Oriented Approaches*

別子植林

*Environmental Management*

一意殖産興業
数千万人利共

*Industry and the Public Good*

事業変遷、
企図理財得失、
弛張興廃

*Flexible Operations in Step with the Times*

事業万世不朽

*Business Continuity*

政令遵奉、家則確守

*Compliance and Corporate Governance*

Deliver sustained growth in corporate value
by emphasizing quality


SUMITOMO METALS

Become a company
trusted by all stakeholders

**Sumitomo Metals Announces Policy Toward**

**Large-scale Purchases of Sumitomo Metals Shares (Anti-takeover Defense Plan)**

Sumitomo Metal Industries, Ltd. (Sumitomo Metals) today announced that its Board of Directors decided to adopt a policy (hereinafter called as the Policy), as a so-called "anti-takeover defense plan to be introduced in advance", toward (i) a purchase of Sumitomo Metals' certificates of shares and other securities[1] by a group of shareholders[2] with the intent to hold 20% or more of the total voting rights[3] of Sumitomo Metals, or (ii) a purchase of Sumitomo Metals' certificates of shares and other securities resulting in a group of shareholders holding 20% or more of the total voting rights of Sumitomo Metals (the purchases set out in (i) or (ii) above do not include the purchases to which Sumitomo Metals' Board of Directors has given consent in advance). A purchase of Sumitomo Metals' certificates of shares and other securities set out in (i) or (ii) above shall be hereinafter referred to as a Large-scale Purchase. A person or a company that intends to conduct a Large-scale Purchase shall be hereinafter referred to as a Large-scale Purchaser.

The meeting of the Board of Directors, at which the Policy was adopted, was held today with all of the four Corporate Auditors of Sumitomo Metals present, two of whom are outside Corporate Auditors. They expressed their opinion that the Policy is an appropriate rule that provides for the process for a large-scale purchase of Sumitomo Metals' certificates of shares and other securities.

Notes:

1. Certificates of shares and other securities as either defined in Paragraph 1, Article 27-23 or Paragraph 1, Article 27-2 of the Securities and Exchange Law of Japan; hereinafter the same.

2. A group of shareholders shall mean any of the following:
(i) a holder (defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law of Japan, including a person deemed as a holder pursuant to Paragraph 3, Article 27-23 thereof) of certificates of shares and other securities (defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law of Japan) of Sumitomo Metals and any joint holders (defined in Paragraph 5, Article 27-23 of the Securities and Exchange Law of Japan, including a person deemed as a joint holder pursuant to Paragraph 6, Article 27-23 thereof) thereof, or
(ii) a person or a company who makes a purchase (defined in Paragraph 1, Article 27-2 of the Securities and Exchange Law of Japan, including a purchase made on a securities exchange market) of certificates of shares and other securities (defined in Paragraph 1, Article 27-2 of the Securities and Exchange Law of Japan) of Sumitomo Metals and any specially related parties (defined in Paragraph 7, Article 27-2 of the Securities and Exchange Law of Japan) ; hereinafter the same.

3. The ratio of the total voting rights shall mean:
(i) in case of note 2(i) above, the share holding ratio (defined in Paragraph 4, Article 27-23 of the Securities and Exchange Law of Japan) of the holder of certificates of shares and other securities of Sumitomo Metals (taking into account the number of certificates of shares and other securities (defined in the said Paragraph) held by any joint holders), or
(ii) in case of note 2(ii) above, the sum of the shareholding ratio (defined in Paragraph 8, Article 27-2 of the Securities and Exchange Law of Japan) of the purchaser of certificates of shares and other securities of Sumitomo Metals and its specially related parties; hereinafter the same.

In calculating the voting rights ratio, the annual report, the semi-annual report or the treasury stock purchase report of Sumitomo Metals, whichever is submitted to the authorities most recently, may be referred to in deciding the total number of voting rights (defined in Paragraph 8, Article 27-2 of the Securities and Exchange Law of Japan) or the total number of issued and outstanding shares (defined in Paragraph 4, Article 27-23 of the Securities and Exchange Law of Japan).

## 1. Basic Philosophy

The Board of Directors of Sumitomo Metals today announced the Medium-term Business Plan (Fiscal Years 2006~2008) which aims at not only pursuing expansion of scale but also sustainable enhancement of corporate value with emphasis on quality in the global iron and steel market. By implementing this Medium-term Business Plan, Sumitomo Metals intends to (i) improve the value of intangible assets such as customers, human resources, technologies, etc. which are driving force for differentiation from its competitors, (ii) strengthen the company's physical and financial assets which are comprised of its steel works and other facilities, and (iii) construct a solid operating base so that Sumitomo Metals becomes a "company trusted by its stakeholders".

Sumitomo Metals' Board of Directors believes that the company's shareholders should make the final decisions as to whether or not a Large-scale Purchase is acceptable. The Board of Directors also believes that such decision will be properly made based upon the shareholders' understanding of the above-mentioned management policy and the corporate value to be realized through such management policy. Accordingly, the Board of Directors believes that shareholders should be provided with sufficient and appropriate information, from both of the Board of Directors and the Large-scale Purchaser, including information on the (i) conditions of the Large-scale Purchase, (ii) influence of the Large-scale Purchase affecting Sumitomo Metals' and its group companies' corporate value, (iii) management policies and business plans that the

Large-scale Purchaser intends to adopt for Sumitomo Metals and its group companies, (iv) influence on various stakeholders such as customers, suppliers, employees, etc. and (v) any proposals alternative to the Large-scale Purchase (hereinafter referred to as alternative plans), and furthermore, should be given an opportunity and time to carefully consider the provided information.

Based on the basic philosophy mentioned above, in order to provide an opportunity for Sumitomo Metals shareholders to receive necessary information about the Large-scale Purchase and any alternative plans and to secure a period of time for their consideration, the Board of Directors has established rules concerning Large-scale Purchases of Sumitomo Metals shares (hereinafter referred to as the Large-scale Purchase Rules) as described below. The Board of Directors will require any Large-scale Purchaser to comply with the rules. If the Large-scale Purchaser does not comply with the rules, the Board of Directors intends to take certain countermeasures.

2. Large-scale Purchase Rules (Steps to be taken when any Large-scale Purchaser comes forward)

Sumitomo Metals' Board of Directors believes that a Large-scale Purchase should be conducted in compliance with the Large-scale Purchase Rules for the benefit of all shareholders of Sumitomo Metals. The Large-scale Purchase Rules require that (i) a Large-scale Purchaser provide sufficient information to the Board of Directors before the commencement of the Large-scale Purchase, and (ii) a Large-scale Purchaser be permitted to commence the Large-scale Purchase only after the prescribed period has elapsed during which the Board of Directors assesses and examines the provided information. The details of the Large-scale Purchase Rules are as prescribed in the following paragraphs. A flowchart showing the process after the commencement of the Large-scale Purchase is attached hereto as Exhibit 1.

(1) Submission of Intention Letter

First, when a Large-scale Purchaser intends to commence a Large-scale Purchase, such Large-scale Purchaser is required to submit to Sumitomo Metals a letter of intention to comply with the Large-scale Purchase Rules (hereinafter referred to as the Intention Letter). In the Intention Letter, the name of the Large-scale Purchaser, address, governing law of incorporation, the name of the representative, contact details in Japan and an outline of the proposed Large-scale Purchase should be specified. When Sumitomo Metals receives the proposal of a Large-scale Purchase, Sumitomo Metals shall make disclosure in accordance with the relevant

laws and stock exchange regulations regarding timely disclosure.

(2) Provision of Information

Second, the Large-scale Purchaser is required to provide Sumitomo Metals' Board of Directors with sufficient information (hereinafter referred to as the Large-scale Purchase Information) so that the company's shareholders may make decisions and the Board of Directors may form its opinion regarding such Large-scale Purchase. The Large-scale Purchase Information includes the following:

(i) an outline of the Large-scale Purchaser and its group;

(ii) the purposes and conditions of the Large-scale Purchase (in the case of a partial purchase of Sumitomo Metals shares, including the reason for the upper limit of the shares to be purchased and the capital composition of the company after the purchase);

(iii) the basis for determination of the purchase price and funds for purchase;

(iv) management policies which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase (including business plans (including a reorganization plan of existing business, new business plan and capital expenditure plan), financial plan, equity policy, dividend policy, labor policy, asset utilization policy and other measures and policies to implement the Large-scale Purchaser's management policy, and plan of the integration and alliance between the Large-scale Purchaser's business and Sumitomo Metals' businesses (including its group companies' businesses) and specific measures to avoid conflict of interests between the Large-scale Purchaser and Sumitomo Metals (including its group companies));

(v) policies to be implemented after the completion of the Large-scale Purchase on customers, suppliers, local community, employees and any other interested parties of Sumitomo Metals and its group companies; and

(vi) in case where the Large-scale Purchaser conducts business of the same kind as Sumitomo Metals' or its group companies' business, view on the legality of the Large-scale Purchase in terms of the Antimonopoly Act of Japan and overseas competition laws.

In order for the Large-scale Purchaser to provide the Large-scale Purchase Information, Sumitomo Metals will, within five (5) business days after receipt of the Intention Letter, deliver to the Large-scale Purchaser a list of the Large-scale Purchase Information to be provided by the Large-scale Purchaser. If the information initially provided by the Large-scale Purchaser is deemed insufficient as Large-scale Purchase Information, Sumitomo Metals may require additional information to the extent necessary for Sumitomo Metals shareholders to make

decisions and for the Board of Directors to examine and assess the Large-scale Purchase and form an opinion. The Board of Directors will disclose all or part of the Large-scale Purchase Information submitted to the Board of Directors at the time it deems appropriate, if such disclosure is considered necessary for shareholders to make decisions. When the Board of Directors determines that it has fully received the Large-scale Purchase Information, the Board of Directors shall make disclosure in accordance with the relevant laws and stock exchange regulations regarding timely disclosure.

(3) Assessment Period

The Board of Directors of Sumitomo Metals believe that after the provision of the Large-scale Purchase Information is completed, the Board of Directors should be allowed a sixty-business-day period (in case of the purchase of all Sumitomo Metals shares by a tender offer with cash-only (yen) consideration) or a ninety-business-day period (in case of any other Large-scale Purchase), depending on the difficulty level of assessment of the Large-scale Purchase, as the period during which it will assess, examine, negotiate, form an opinion and seek any alternative plans (hereinafter referred to as the Assessment Period). The Large-scale Purchaser may commence the Large-scale Purchase only after the Assessment Period has elapsed. The reason why the Board of Directors requests a sixty- or ninety-business-day period as the Assessment Period which is longer than a sixty- or ninety-calendar-day period is that the impact of the Large-scale Purchase should be carefully considered in terms of corporate value because (i) Sumitomo Metals has a relationship of trust with major customers and suppliers that has been formed over a long period of time, (ii) Sumitomo Metals has broad range of alliance relationships with Nippon Steel Corporation, Kobe Steel, Ltd., etc., and (iii) Sumitomo Metals' activity will have a significant impact on the local economy of the areas where the company's steel works and other facilities are located. The Board of Directors will thoroughly examine and assess the provided Large-scale Purchase Information with advice from outside experts including lawyers, accountants and financial advisors during the Assessment Period, and form and disclose its opinion. The Board of Directors may negotiate with the Large-scale Purchaser in order to improve the terms of the proposed Large-scale Purchase or it may offer the alternative plan to shareholders, if necessary.

3. Countermeasures against Non-compliance with the Large-scale Purchase Rules

If a Large-scale Purchaser does not comply with the Large-scale Purchase Rules, Sumitomo Metals' Board of Directors may take countermeasures against the Large-scale

Purchaser to protect the interests of all of its shareholders as a whole. Countermeasures include the issuance of stock acquisition rights or any other measures that the Board of Directors is permitted to take under the Commercial Code of Japan (or the Corporate Code of Japan when it takes effect) or other laws and the company's articles of incorporation. The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to issue stock acquisition rights, the outline of the issuance thereof shall be as described in Exhibit 2. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period, exercise conditions and others of the stock acquisition rights in consideration of the effectiveness thereof as a countermeasure, including such exercise conditions as not allowing the exercise of stock acquisition rights held by a person or a company belonging to a group of shareholders holding a specific percentage of the total voting rights at some point after the effective date of the Policy. Sumitomo Metals today files the issuance registration *(hakko-toroku)* of stock acquisition rights for the issuance of stock acquisition rights as a countermeasure.

The purpose of the Large-scale Purchase Rules is (i) to provide an opportunity for Sumitomo Metals shareholders to receive (a) information necessary to determine whether or not a purchase of Sumitomo Metals shares that may have an impact on the management of the company is acceptable and (b) an opinion by the Board of Directors that is currently in charge of Sumitomo Metals' management, (ii) to secure the period of time necessary for the provision of such information and opinion, and (iii) to provide an opportunity for Sumitomo Metals' shareholders to consider any alternative plans. The Large-scale Purchase Rules are established from the viewpoint that the interests of all its shareholders as a whole shall be protected in the event of a purchase of Sumitomo Metals shares that may have an impact on the management of the company. If a Large-scale Purchaser complies with the Large-scale Purchase Rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion.

Sumitomo Metals believes that the establishment of the Large-scale Purchase Rules and countermeasures to be taken in the event of non-compliance with such rules are reasonable and appropriate in order to protect the legitimate interests of all Sumitomo Metals shareholders as a whole. The company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules. Thus, the Board of Directors is hereby advising in advance against commencing a Large-scale Purchase that does not comply with the Large-scale Purchase Rules.

4. Influence on Shareholders and Investors, etc.

(1) Influence on Shareholders and Investors, etc. given by the Large-scale Purchase Rules

The purpose of the Large-scale Purchase Rules is (i) to provide an opportunity for Sumitomo Metals shareholders to receive (a) information necessary to determine whether or not the Large-scale Purchase is acceptable and (b) an opinion by the Board of Directors that is currently in charge of Sumitomo Metals' management, (ii) to secure the period of time necessary for the provision of such information and opinion and (iii) to consider any alternative plans. The Board of Directors believes that under the Large-scale Purchase Rules, Sumitomo Metals shareholders will be able to receive sufficient information and make appropriate decisions as to whether or not the Large-scale Purchase is acceptable, whereby the interests of all Sumitomo Metals shareholders as a whole shall be protected. Accordingly, the Board of Directors believes that the establishment of the Large-scale Purchase Rules is an appropriate condition in order for shareholders and investors to make appropriate decisions and is for the benefit of Sumitomo Metals shareholders and investors.

The Board of Directors is hereby advising Sumitomo Metals shareholders and investors to observe carefully any actions taken by a Large-scale Purchaser, because steps and actions to be taken by Sumitomo Metals will be different depending on whether or not a Large-scale Purchaser complies with the Large-scale Purchase Rules as described in 3 above.

(2) Influence on Shareholders and Investors, etc. given by Countermeasures

If a Large-scale Purchaser does not comply with the Large-scale Purchase Rules, Sumitomo Metals' Board of Directors may take countermeasures, which the Board of Directors is permitted to take under the Commercial Code of Japan (or the Corporate Code of Japan when it takes effect) or other laws and the company's articles of incorporation, against the Large-scale Purchaser to protect the interests of all its shareholders as a whole. As a function of a countermeasure itself, however, the Board of Directors is not assuming that such countermeasure taken will cause any specific legal or economic damage or loss to Sumitomo Metals shareholders (excluding a Large-scale Purchaser who does not comply with the Large-scale Purchase Rules). When the Board of Directors elects to take any specific countermeasure, Sumitomo Metals shall make disclosure in accordance with the relevant laws and stock exchange regulations regarding timely disclosure.

With respect to the issuance of stock acquisition rights contemplated as a countermeasure, it may be necessary for Sumitomo Metals shareholders to make subscription within a specific period in order to acquire such stock acquisition rights or it may be necessary for a stock

acquisition rights holder to make a specific amount of payment in order to exercise such stock acquisition rights, depending on the conditions of such stock acquisition rights. Sumitomo Metals will make notification about the details of such steps in accordance with the relevant laws and stock exchange regulations regarding timely disclosure in case Sumitomo Metals is to issue such stock acquisition rights. Please note, however, that a Sumitomo Metals shareholder who has not been recorded in the register of shareholders needs to complete the entry into the register of shareholders by the record date, which the Board of Directors will separately determine and make a public notice of, in order to acquire the stock acquisition rights.

5. Effective Date and Effective Term of the Policy

The Policy was adopted by the meeting of Sumitomo Metals' Board of Directors held today, and took effect as of today. The Policy will remain effective until the first meeting of the Board of Directors to be held after the ordinary general shareholders meeting in 2009.

The Board of Directors plans to propose the outline of the Policy at the ordinary general shareholders meeting to be held in June this year (the "SH meeting") as an agendum for affirmative votes. Notwithstanding the preceding paragraph, in case not more than a half of Sumitomo Metals shareholders present or represented at the SH meeting vote for the affirmative, then the Policy will be abolished immediately.

Sumitomo Metals intends to review the Policy from time to time from the viewpoint of enhancing the benefit of its shareholders as a whole, taking into account the enactments of various legislations including the Corporate Code of Japan and any development of its Medium-term Business Plan (Fiscal Years 2006-2008), and may amend or abolish the Policy if necessary even during the effective term of the Policy by a resolution of the Board of Directors. In this connection, the Board of Directors intends to propose at the SH meeting an amendment to the articles of incorporation, whereby the terms of office of the directors shall be set for one (1) year. If such proposal is approved by the resolution of the SH meeting, the directors will be elected at an ordinary general shareholders meeting held every year. Further, if the outline of the Policy is properly resolved by the affirmative votes of majority of shareholders present or represented at the SH meeting, then any amendment or abolishment of the Policy after the SH meeting will be determined by the Board of Directors composed of directors elected by the general shareholders meeting every year.

If the Policy is amended or abolished, Sumitomo Metals will make a prompt disclosure regarding the amendment (including the contents of the amendment) or abolishment of the Policy and other matters that the Board of Directors deems appropriate.

Exhibit 1

Flowchart of Large-scale Purchase under the Large-scale Purchase Rules


Large-scale Purchaser of Sumitomo Metals shares
Proposal from Large-scale Purchaser
(Submission of Intention Letter)
(5 business days)
Request for
Large-scale Purchase Information
Provision of
Large-scale Purchase Information
Assessment Period for Board of Directors
(60/90 business days)
Opinion and alternative plan
from Board of Directors
Shareholders decide whether or not
Large-scale Purchase is acceptable
Large-scale Purchase
without Intention Letter
Non-compliance with
Large-scale Purchase Rules
Countermeasures

Notice: The above flowchart is provided only to help the understanding of the Large-scale Purchase Rules. Please refer to the contents of the press release for details of the Large-scale Purchase Rules.

Exhibit 2

## Outline of Issuance of Stock Acquisition Rights

1. Shareholders who are entitled to receive stock acquisition rights and conditions of issuance thereof:

One stock acquisition right shall be granted to a shareholder, per one share of common stock held by such shareholder (excluding the shares held by Sumitomo Metals as treasury stock), whose name is recorded in the register of shareholders or the register of beneficial shareholders as of the record date to be specified by the Board of Directors; provided, however, that, on the day and after the Corporate Code of Japan becomes effective, (i) Sumitomo Metals may grant to each of the shareholders holding a share of common stock a right to subscribe for a stock acquisition right and make an offering for subscription of the offered stock acquisition right, or (ii) Sumitomo Metals may distribute stock acquisition rights to the shareholders without consideration.

2. Type and number of shares to be acquired upon exercise of stock acquisition rights:

The type of shares to be acquired upon exercise of stock acquisition rights shall be common stock, and the number of shares to be acquired upon exercise of one stock acquisition right shall be one share or less to be determined by the Board of Directors. Provided, however, that such number shall be adjusted if Sumitomo Metals makes a stock split or a stock consolidation.

3. Total number of stock acquisition rights to be issued:

The total number of stock acquisition rights to be granted shall be determined by the Board of Directors. The Board of Directors may grant stock acquisition rights more than once.

4. Issue price of each stock acquisition right:

Zero yen

5. Amount to be paid upon exercise of a stock acquisition right:

The amount to be paid upon exercise of a stock acquisition right shall be one Japanese yen or more to be determined by the Board of Directors.

6. Restriction on transfer of stock acquisition rights:

Stock acquisition rights may only be transferred with the approval of the Board of Directors.

7. Conditions of exercise of stock acquisition rights:

Conditions of exercise of stock acquisition rights may be established by the Board of Directors. The Board of Directors may prohibit a person or company belonging to a group of shareholders including a Large-scale Purchaser from exercising stock acquisition rights.

8. Exercise period and other conditions of stock acquisition rights:

The exercise period, cancellation events, conditions of cancellation (on the day and after the Corporate Code of Japan becomes effective, repurchase events and conditions of repurchase) and other conditions of stock acquisition rights shall be determined by the Board of Directors. On the day and after the Corporate Code of Japan becomes effective, the Board of Directors may determine that the company may repurchase stock acquisition rights that are not exercised and not held by a holder of a stock acquisition right who is prohibited from exercising stock acquisition rights due to the exercise condition mentioned in item 7 above, and deliver one share of common stock or less to be determined by the Board of Directors per one stock acquisition right to each of the holders of stock acquisition rights.